UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2023 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67973 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACRO RISK ADVISORS LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 THEODORE FREMD AVE, SUITE 206 SOUTH
(No. and Street)

| RYE | NY | 10580 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEAN CURNUTT (212)287-2640
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

| Two Seaview Boulevard | Port Washington | NY | 11050 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, DEAN CURNUTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACRO RISK ADVISORS LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Macro Risk Advisors, LLC**
**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934**
**December 31, 2020**
**(With report of Independent Registered Public Accounting Firm Thereon)**



# Lilling & Company LLP

Certified Public Accountants

***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

To the Member
Macro Risk Advisors, LLC
Rye, NY

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Macro Risk Advisors, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Macro Risk Advisors, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of Macro Risk Advisors, LLC's management. Our responsibility is to express an opinion on Macro Risk Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Macro Risk Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company LLP

We have served as Macro Risk Advisors, LLC's auditor since 2020.

***Port Washington, New York***
***February 25, 2021***

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

# Macro Risk Advisors, LLC
## Index
### December 31, 2020

|  | Page(s) |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3–8 |

## Macro Risk Advisors, LLC
## Statement of Financial Condition
## December 31, 2020

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 4,231,156 |
| Accounts receivable, net | | 733,430 |
| Due from clearing broker, net | | 715,277 |
| Prepaid expenses and other assets | | 42,366 |
| Total assets | $ | 5,722,229 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 1,445,559 |
| Paycheck Protection Program loan | | 373,390 |
| Total liabilities | | 1,818,949 |
| | | |
| Member's equity | | 3,903,280 |
| Total Liabilities and Member's Equity | $ | 5,722,229 |

The accompanying notes are an integral part of this financial statement.

**Macro Risk Advisors, LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2020**

1. **DESCRIPTION OF ORGANIZATION AND BUSINESS**

   Macro Risk Advisors, LLC (the **"Company"**), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company clears its securities transactions on a fully disclosed basis with its clearing broker, Goldman Sachs Execution & Clearing, L.P. The Company's effective date of organization was May 9, 2008, and the effective date of the Company's registration as a broker-dealer was April 14, 2009. The Company operates pursuant to SEC Rule 15c3-3 (k)(2)(ii) and does not hold customer funds or safe-keep customer securities.

   The Company is a derivatives strategy and transaction execution firm specializing in generating trade ideas and providing financial market intelligence to institutional investors. The Company uses its expertise in derivative sales trading and its access to a diverse liquidity pool to help its clients execute trades in an efficient manner. The Company is a wholly owned subsidiary of Macro Holdings, LLC (the **"Parent"**), and is a member of the Securities Investor Protection Company (**"SIPC"**) and Financial Industry Regulatory Authority (**"FINRA"**).

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   ### Basis of Presentation

   The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   ### Concentrations of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits of $250,000. Cash in excess of the insurable limit was $3,981,156 as of December 31, 2020. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers.

   ### Accounts Receivable

   Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Accounts receivable are recognized when revenue is earned and billed, and are recorded net of collections or write-offs. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest. At December 31, 2020, the Company carried an allowance of $841,000 for doubtful accounts.

**Macro Risk Advisors, LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2020**

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Revenue Recognition**

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade-date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. In addition, revenue in connection with commission sharing arrangements ("CSA") is recorded when services have been delivered by the Company and approved by their clients.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no contract assets or liabilities as of January 1, 2020 and December 31, 2020.

Revenue from contracts with customers includes fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of revenue is presented on the face of the statement of income by type of revenue streams the Company earns.

**Macro Risk Advisors, LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2020**

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

<u>Income Taxes</u>

The Company is a single member limited liability company and is treated as disregarded entity for federal, state and local income tax purposes. Accordingly, no provision or liability for federal, state and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax return on the member of the Parent.

As of December 31, 2020, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

<u>Leases</u>
The Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. Leases with contractual terms of 12 months or less are not recorded on the balance sheet. The Company had no finance leases during 2020.

Certain lease contracts include obligations to pay for other services, such as operations, property taxes, and maintenance. For leases of property, we account for these other services as a component of the lease.

Lease liabilities are recognized at the present value of the fixed lease payments, reduced by landlord incentives, using a discount rate based on similarly secured borrowings available to us. Right of use assets are recognized based on the initial present value of the fixed lease payments, plus any direct costs from executing the leases. Lease assets are tested for impairment in the same manner as long-lived assets used in operations.

Options to extend lease terms, terminate leases before the contractual expiration date, or purchase the leased assets, are evaluated for their likelihood of exercise. If it is reasonably certain that the option will be exercised, the option is considered in determining the classification and measurement of the lease.

Costs associated with operating lease assets are recognized on a straight-line basis within operating expenses over the term of the lease.

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

**ASU 2016-13 Measurement of Credit Losses on Financial Instruments ("ASU 2016-13")**
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements as of and for the year ended December 31, 2020.

**Macro Risk Advisors, LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2020**

4.  **DUE FROM CLEARING BROKER**

The Company introduces its customer transactions to its clearing broker, Goldman Sachs Execution and Clearing, L.P. with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

Due from broker, net at December 31, 2020 consists of the following amounts receivable from and payable to Goldman Sachs Execution & Clearing, L.P.

|  | Receivable | Payable | Net |
|---|---|---|---|
| Cash/Margin: | $ 15,307,881 | $ 14,592,604 | $ 715,277 |

5.  **REGULATORY REQUIREMENTS**

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $3,498,263 which exceeded their required minimum net capital of $121,263 by $3,377,000. The ratio of aggregate indebtedness to net capital was .52 to 1.

6.  **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK**

As discussed in Note 3, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection and payment of funds, and receipt and delivery of securities related to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill the contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer. As of December 31, 2020, all unsettled securities transactions were settled with no resulting liability to the Company.

In addition, the Company maintains a cash account with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

7.  **LEASES**

Since January 2014, the Company leased its New York City office facility for a term of approximately seven years under a long-term, non-cancelable operating lease agreement, which was scheduled to expire in January 2021. The Parent was the named lessee of the Company's office space. However, all costs of this lease were absorbed by the Company. In June 2020, the Parent entered

**Macro Risk Advisors, LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2020**

into an agreement to terminate the lease effective June 30, 2020. As consideration for the early termination of the lease, the Parent paid the landlord approximately $319,000. Upon termination of the lease, the Company disposed of its the remaining Right of Use asset of $484,651 and was released from the remaining lease liability of $493,170.

Effective October 1, 2020 the Company entered into a one year agreement that provides access to shared office space.  The agreement calls for future minimum payments of $2,451 per month.

8.  **PAYCHECK PROTECTION PROGRAM LOAN**

On May 1, 2020, the Company entered into a loan agreement with, and executed a promissory note in favor of JP Morgan Chase Bank, N.A. ("Chase") pursuant to which the Company borrowed $370,900 (the "PPP Loan") from Chase pursuant to the Paycheck Protection Program ("PPP") administered by the United States Small Business Administration (the "SBA") and authorized by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), enacted on March 27, 2020. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020 (the "PPP Flexibility Act") which was enacted on June 5, 2020.

The PPP Loan, which will mature on May 1, 2022, is unsecured and bears interest at a rate of 1.00% per annum, accruing from the loan date, and is payable monthly. The PPP Loan may be prepaid at any time without penalty. No payments are due on the PPP Loan until the date on which the SBA determines the amount of the PPP Loan that is eligible for forgiveness, so long as the Company applies for forgiveness within the ten months from the end of the twenty-four week period following the date of loan disbursement, but interest will continue to accrue during the deferral period. The Company accrued interest for the PPP Loan in the amount of $2,490.

Subject to the limitations and conditions set forth in the CARES Act, the PPP Flexibility Act, and the regulations and guidance provided by the SBA with respect to the PPP, a portion of the PPP Loan may be forgiven in an amount up to the amount of the PPP Loan proceeds that the Company spent on payroll, rent, utilities and interest on certain debt during the twenty-four-week period following incurrence of the PPP Loan. Interest accrued on the forgiven portion of the principal amount of the PPP Loan is also forgiven.

The amount of the PPP Loan to be forgiven in respect of rent, utilities and interest on certain debt will be capped at 40% of the forgiven amount, with the remaining forgiven amount allocated to payroll costs. The Company has fully utilized the PPP Loan proceeds for qualifying expenses and during the year ended December 31, 2020 and expects to apply for forgiveness of the PPP Loan in accordance with the terms of the CARES Act, as amended by the PPP Flexibility Act. The SBA has 90 days to review and issue a decision regarding forgiveness. Whether the Company's application for forgiveness will be granted and in what amount is subject to approval by the SBA and may also be subject to further requirements in any regulations and guidelines the SBA may adopt. The Company believes that the SBA will approve the PPP Loan forgiveness application and that the loan will be entirely forgiven under the CARES Act. The PPP Loan is classified as debt on the statement of financial condition until the forgiveness determination has been made by the SBA.

9.  **COVID-19**

In March 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. Although as of the report date this pandemic has not had a material adverse affect upon the Company, the future potential impact of the COVID-19 global pandemic, if any, cannot be determined at this time.

**Macro Risk Advisors, LLC**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2020**

10. **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 25, 2021, the date the financial statement was available to be issued. No material subsequent events have occurred since December 31, 2020 that required recognition or disclosure in our current period financial statement.